JPMorgan Trust III

270 Park Avenue

New York, NY 10017

October 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Catherine Courtney Gordon, Division of Investment Management

Re:	JPMorgan Trust III
Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 333-192502 and 811-22915) (“Registration Statement”)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JPMorgan Trust III, on behalf of its series, the JPMorgan Multi-Manager Alternatives Fund, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on October 7, 2014 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

We respectively request that we be notified of such effectiveness by a telephone call to the undersigned at 212-648-0919.

Very truly yours,

JPMORGAN TRUST III

By:	/s/ Carmine Lekstutis
Name:	Carmine Lekstutis
Title:	Assistant Secretary

JPMorgan Distribution Services, Inc.

460 Polaris Parkway

Westerville, Ohio 43082

October 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Catherine Courtney Gordon, Division of Investment Management

Re:	JPMorgan Trust III
Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (File Nos. 333-192502 and 811-22915) (“Registration Statement”)

Dear Ms. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JPMorgan Distribution Services, Inc., in its capacity as distributor of JPMorgan Trust III, hereby joins in the request of JPMorgan Trust III on behalf of its series, the JPMorgan Multi-Manager Alternatives Fund, for acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on October 7, 2014 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

JPMorgan Distribution Services, Inc.

By:	/s/ Susan Montgomery
Name:	Susan Montgomery
Title:	President